INVEST IN **ENVEL** 🚀

🏦 Banking for Students and a new generation


envel
Banking for students
and a new generation
Download on the App Store
GET IT ON Google Play
Hey Steve
Left today

envel.ai Boston MA

Software Retail Technology Fin Tech Banking

LEAD INVESTOR

Andreea Danila General Partner Global Millennial Capital

I am super excited to be investing in Envel. Here is why are we investing:The entrepreneur and management team, one of the best in the industry with Steve Le Roux leading innovation, product development and growth. More than 35,000 users growing at double digit m-o-m growth rate.Founded at Harvard and backed by MIT with patented AI solution.Based on our data analysis of the neo-banking and AI verticals, using our proprietary rating model assuming a scale up factor model on funding and user growth, we believe Envel has the potential to reach a valuation in the range of USD70 M to USD100 M in the coming months with a potential to become a #unicorn.

Invested $100,000 this round & $250,000 previously

Learn about Lead Investors

Highlights

1. 🧠 Budgeting, saving and investments on patent-pending AI powered autopilot
2. 💸 Serving 20 million college students, 46 million graduates and a new generation
3. 💰 Raised $8M from MIT Sandbox, Crowdfunding and Angels 🏫 Founded @ Harvard
4. 🚀Over 32,000 users and near top 100 app store ranking ahead of many top US neobanks
5. 🤓 Strong team of innovators from Harvard, MIT, KPMG, JP Morgan and Barclays
6. 🚀 Exciting growth plans and features to disrupt and automate banking services
7. 💳 Envel Visa® Debit Card connects to up to 99 Envel accounts with one swipe - Envel Cardlink™
8. 🤑Coming soon, automated stock purchases and ability to buy, hold and sell BTC and ETH crypto in app.

Our Team

Steve Le Roux Founder & CEO

Our Team



Steve Le Roux Founder & CEO

Steve is a visionary, innovator and Fintech Entrepreneur with 2 exits and has been successful leading game changing innovation within Gov, Fintech, NGOs and FTSE 100. ProfGC (Harvard), Fintech (Oxford SBS)

It has been the personal mission of our founder to build an autonomous digital bank that proactively helps the majority of people who don't have the time, skills or discipline to effectively manage their finances and improve their financial health.



Matina Dimitriadou Co-founder & SVP, UX and Design

BBA at University of Macedonia BA, Graphic Design at Vakalo Arts & Design UI/UX Designer with 7 years experience on Web & Mobile design. Worked with Eurobank, National Bank of Greece , Nestle Hellas, Municipality of Athens and Startups all over the world.



Matthew Armandi Chief Financial Officer

Matt was the CFO of Predictit, one of only 2 exchanges allowed by the CFTC in the US offering binary options on political outcomes, when it launched in 2014 and oversaw its growth through 2018. Matt is a CPA and with a BS in Accounting and MIS.



Diederik Meeuwis Co-founder & SVP Operations

BA Law at Leiden University, Masters in International Business Administration at TIAS Business School. Former Management Trainee at FTSE 100 company before deciding things needed to change.



Craig Bond Chairman

Craig is a former CEO of Retail and Business Banks (Barclays Africa and Standard Bank Africa). During his career he has successfully established and run two Private Banks as well as a Corporate and Investment Banking advisory business in Beijing, China.



Brian Higdon Director, AML and RIA Compliance

Brian joined Envel from Wells Fargo Asset Management, with previous experience at Deloitte Advisory, Circle Internet Financial, & J.P. Morgan. Brian has a degree from Georgetown University & received an honorable discharge from the U.S. Marine Corps.



Jacqueline Epstein Community and Research Manager

BA in Human Evolutionary Biology cum laude from Harvard College, 4 year varsity lightweight rower



Jenny Broadbent Cyber Security Expert



Gabor Szanto SVP, Mobile Engineering



Hugo Avila Senior Software Engineer



Michael Pretorius Web Developer and Software Engineer



Luke Petzer Developer and Software Engineer



Shenine Botes Senior Data Scientist



Pierre Baard Senior Data Scientist



Behulum Wude Support Specialist



Carin Eaton Test Engineer

Banking for Students 🚀

The bank account and how traditional banks assist their young clients has remained unchanged for decades, and is a little well, manual and unhelpful, so Envel has reinvented banking from the ground up, specific to a new generation and students that want an experience that automates and helps them manage their money better.


Organize Money Better
envel
DEBIT
VISA
Fire orange fluorescent card
Multiple FDIC insured accounts

So how are America's newest Adults handling their finances and how does Envel help take the stress out of their money management?

Key findings

- **Money anxiety:** More than 2 in 5 Gen Zers (41%) feel anxious about their finances, and 3 in 10 (30%) feel self-conscious about them.
- **Spending regrets:** Close to three-quarters of Gen Zers (72%) feel regret about their personal spending at least sometimes. More than half who ever feel regret about their spending have felt this about food related spending, including dining out (54%), on-the-go food/beverage purchases (54%) and food delivery (52%).
- **Parental support:** Close to half of Gen Zers (46%) say their parent, guardian or another family member pays for their housing costs. More than 2 in 5 (42%) say the same about health insurance.
- **Financial misconceptions**: More than a quarter of Gen Zers don't think young adults need to worry about building credit (26%) or investing for retirement (28%).

(1) Nerd Wallet, Erin El Issa, March 4, 2020

Enter Envel, specifically designed to help its users **avoid money anxiety** and **spending regrets** by automating their budgets, savings and investments and using fun prompts to avoid bad purchases.


Students want a bank with a heart
Organize
Guidance
Automate
Experience

Founded at | Pre Seed Funding by | Incubator | Member of

We believe that the consumer banking system isn't focused on improving its customers' financial health. Traditional banks profit from getting you indebted and don't offer you the freedom or advice to help organize and manage your money in a way that helps you.

We've built a one-stop Autonomous banking app with Autopilot to organize your money automatically for you with little effort powered by our patent-pending AI. All built upon an Envelope system so you can organize your money in up to 99 FDIC insured Envel accounts* we call Envelopes, which you can create in seconds.


Your money on Autopilot
Splits your deposits to budget for you and provides spending guidance.
envel
Banking for students
Organize money better
It only takes 2 seconds to open a new account


envel
Banking for students

An experience like no other, what does Envel do?

- Instantly open four secure accounts called envelopes (Cash, Emergency, Bills and Vault)
- Instantly link to your other bank or connect to your company payroll system
- Quickly open up to 99 FDIC insured banking and financial goal accounts
- Open shared accounts and do instant peer to peer money transfers
- Customize the look and feel and levels of humor you want
- Apple Pay and Google Pay payments functionality in app
- Switch on Autopilot to automate budgeting and saving
- Automated stocks, crypto transfer and trading coming


Hey Olivia


Card
Homepage
Wallet
Settings
Autopilot
Optimizing your money

🚀 Envel's Rapid Growth


User growth graph
Referral Campaign testing in October, November and December saw great user acquisition at customer acquisition costs below $15.
Envel will continue to modify its referral campaigns to attract more valuable users with.
Envel has spent less than $550,000 in marketing in 2021 and yet has seen significant user growth.
18,470
25,692
26,453
31,416
32,578
Oct 2021
Nov 2021
Dec 2021
Jan 2022
Feb 2022


32,847
Users
$16.2M
Deposits since launch
214,959
Envelopes (bank accounts)
3,291
User goals
2.72M
Card transactions
$5.36M
Goal targets
$599,000
AI powered savings
Top Charts

🧠 Investing in stocks on Autopilot

Over 55% of Americans want to invest in stocks, but aren't taking the first simple step to grow their wealth by saving properly and investing.

Launching soon, we're utilizing our automation and robo advisor license to buy stocks for you automatically from your favorite brands, without the hassle!


COMING SOON
Fractional Investments!
Get stocks from your favorite companies every time you complete a purchase.
Hey Steve
You spent $7.59 at Starbucks

🌑 Cryptocurrency envelopes

The ability to:

- Buy, hold and sell crypto currencies like Bitcoin and Etherium
- Instant transfers of funds within the US and overseas using USDC crypto stable coin
- The ability to offer a Crypto Currency card for purchases and more in partnership with Mastercard


Cryptocurrency envelopes
Buy, hold & sell!
mastercard
start path
You bought
Pending Withdraw
Start with Crypto
USDC

🤯 Organize your money into envelopes

Normal banks don't offer flexibility and generally offer only one or two core bank accounts. Envel offers you total flexibility with the ability to instantly open up to 99 FDIC insured accounts,* which we call Envelopes, so you can squirrel funds away into multiple accounts and name them whatever you like, even with an emoji 🤑. We have Apple Pay and Google Pay for each account/envelope


Organize your money
Up to 99 unique accounts, called Envelopes
Books $95.00
Pizza Fund $22.00
Summer trip $200.00
Uber rides $95.00
Party budget $80.00
Credit card $100.00
Groceries $125.00

*FDIC insurance is through nbkc bank, Member FDIC

💳 One Envel Visa® Debit Card to many Accounts

Use **Cardlink™** to switch your Envel Visa® Debit Card between any of your Envelopes through a simple swipe in a second just before you purchase, whether Starbucks® coffee from your **Coffee Envelope** or HarrisTeeters groceries from **Groceries Envelope** or Pizza from your **Take Out Envelope**.


Link your Envel debit card to any Envelope
Cardlink
Swipe and link your card to another envelope

🧠 Autopilot takes the thinking out of budgeting

Tired of running out of money before the month ends? Tired of using budgeting Apps or trying to manage your money in spreadsheets, but overspending anyway because your money is all in one bank account? We understand, we've all been there and that's why we have built Envel, to automate all those things that most people don't have the time or desire to do.

Envel's artificial intelligence learns to understand your needs and goals and creates a personalized budget to guide your daily, weekly or monthly spending. It splits your income into four Autonomous Envelopes and keeps money aside for your goals. We call this Autopilot, the Envel magic!


Your money on Autopilot
Splits your deposits to budget for you and provides spending guidance.
Guilt free cash $400
Bills $300
Emergency $100
Vault $200

If you enable **Autopilot**, we'll provide you with a **guilt-free spending** limit for your Cash Envelope linked to your **Envel Visa® Debit card***: this is your income minus all your monthly bills and expenditure.


Spending modes & guidance
Turn on Autopilot
Optimizing your money

❤️ Banking is boring, so we made it fun

Typical banks confuse you with technical products and confusing language, we really want to avoid this. Our objective is to keep our services, our user experience and all our communication fun, clear and easy to understand.


Color modes & app themes

Some of us also need a little encouragement to develop good habits, because for most people managing money is not fun. Therefore, you can choose how you want to be encouraged or prompted by selecting one of our unique humor or savings settings.


Humor settings
ENVEL Now
You just got paid $2,500!
The best day of the month! Enjoy it!
ENVEL Now
You just got paid $2,500!
Try and keep them in there this month, will you?

🔒 We have protected our unique IP

From our inception we have been working closely with MIT and leading patent experts to ensure we protect our unique IP, the 'Envel Magic' that makes our autonomous banking possible. We've filed patent-pending under the invention **"System and Method for Autonomous, Intelligent, and Tunable Compartmentalization of Monetary Transactions"**. We will continue to disrupt

and innovate traditional banking and payments to make banking better and we will continue to protect and patent our unique IP!

💰 There is a huge untapped market opportunity

People need help managing their finances and by using Artificial intelligence, Behavioral Science and patented technologies, we believe Envel can play a very positive role in helping tens of millions of people to improve their financial fitness and achieve their dreams. **Envel is committed to a journey of ongoing innovation and disruption in** an industry that desperately needs change and simplification.


envel
20 million students
46 million people
with student loans

👊 Envel product development roadmap

We don't want to give all our secrets away just yet, but we can confirm that we have an exciting roadmap of new products and innovative features, some of which are already designed and built, which we will test with users and the Envel community and which we plan to roll out over the next year.

Unless you're wealthy, most banks have failed to give you what you need to help you manage and grow your money in a way that makes it easy and stress free. We decided to look at all the traditional bank processes and areas of friction and literally break the bank to rebuild it so that it will be much better.

The next year for Envel is all about :

- Continue listening to our user community and delivering features they want and need
- Go live with our unique automated transactional top up/stock purchase feature
- Go live with a number of super fast payments tools - ACH is just too slow and many other services are just too expensive - blockchain offers the key to solving this!
- Go live with a unique crypto instant funds transfer product and allow users to easily buy, trade, hold or sell selected crypto, simply and safely
- Go live with a series of student loan features including automated applications for student subsidies, automated lower cost refinancing options and automated application for bursaries and scholarships
- Go live with a number of automated insurance products like travel, cell phone and laptop insurance
- Release our credit builder/ money management score in app and progress Envel credit card and ethical loans projects
- Introduce the Envel carbon offset feature, as we all look to address global warming together


Product roadmap
Automated Stock Purchasing
Digital Issuance
Envel Premium
Automated Stock
Envel Student Loans
Joint Accounts


MAR 22
APR 22
MAY 22
JUN 22
JUL 22
AUG 22
SEPT 22
OCT 22
NOV 22
DEC 22
JAN 23
Envelope Overflow Protection
Real Time Deposits
Crypto in app trading
VIP Referrals Program with Milestones
PHASE 3
Automated Stock Purchasing
Insurance
products indicate revenue generating products

🙏 So why invest in Envel?

- Fintechs and neo-banks have less than 10% market share of US consumer banking, a huge opportunity for Envel!
- Our core focus is to build innovative solutions for students and a new generation of digitally savvy users, with the explicit aim of using automation to enable them to build a path to financial freedom!
- We understand the pressures and challenges this new generation faces and we want to help them develop good money management habits and begin automating their savings and investments.
- We have a dynamic and talented team of purpose driven designers, engineers, data scientists, bankers and innovators who have built our unique patent pending technology platform and who are all committed to helping tens of millions of people to manage their money better!
- We have four unique building blocks at Envel, a highly engaged user community, great partnerships, a fixation with delivering a great user experience and our unique patent pending AI technology.


Why invest in Envel?
envel
Envel is a bank with a heart

👊 Become an Envel owner and help us revolutionize banking

Invest over $500 today and join our movement to reinvent banking and receive a special limited edition Envel "Owner" debit card*


envel
DEBIT
VISA

Invest a minimum of $500 in Envel and once you've downloaded the Envel app and

successfully opened an Envel account, you'll be issued our standard Envel debit card.*

(You can apply if you're a US citizen over 18 years old and have a valid US SSN)

*** Envel is a financial technology company. Banking Services provided by nbkc bank, Member FDIC. The Envel Visa® Debit Card is issued by nbkc bank pursuant to a license from Visa U.S.A. Inc. and may be used everywhere Visa debit cards are accepted worldwide.**

Q & A

What does your company do?

Envel is a financial technology company. We believe Envel is one of the world's first Fintech's to focus entirely on building autonomous banking, where we do all the heavy lifting for you to manage your money and help you save and invest, so that you can relax and enjoy your life! Envel is a digital banking application that partners with nbkc bank, member FDIC to hold your funds safe and secure.

Where do you want to be in 5 years?

Our objective is to improve the financial health of over tens of millions of people so that we can help them achieve their financial goals and dreams. We hope to attract a large market share of the student, young graduate/Gen Z and Millennial market and gather a significant share of the under banked in the US and select markets around the world. These projections cannot be guaranteed, but the Envel team is on a mission to succeed!.

Why did you choose this idea? Why do you care?

It has been the personal mission of our founder to build an autonomous digital bank that proactively helps the majority of people who don't have the time, skills or discipline to effectively manage their finances and improve their financial health.

How was Envel founded?

The idea was conceptualized under the project name "Fluid-Bank" while the founders were studying at Harvard in 2016. Steve Le Roux and Diederik Meeuwis presented their solution to Professors and fellow Harvard students about how they wanted to reinvent banking from the ground up and automate much of it to assist users. Steve was then invited to join the MIT Innovation Sandbox lab where he received funding and decided to turn this dream into a reality, and in 2018 he officially founded the company as Envel, short for "Envelopes", in Boston, Massachusetts. Since then, Steve has built a team of dedicated innovators who are all driven by the common goal of revolutionizing the banking industry in the US and beyond and developing Artificial Intelligence-powered banking to improve the financial health of a new generation of consumers.

What institutional ties do you have to Harvard and MIT?

Aside from being founded at Harvard, we have several Harvard Alumni and world-renowned Academics on our Management team and Board of Directors. We have close links with Harvard and MIT including being the title sponsors of HackHarvard2019, a globally recognized student-run hackathon and title sponsors for the MIT Fintech Conference 2020. Our founder, Steve le Roux is a regular presenter at both Harvard Business School and Harvard College, inspiring many students to apply for internship positions with Envel.

How is Envel making money?

Most of Envel's revenue comes from interchange fees, interest income and expedited and added value services. Interchange fees are fees that vendors or stores pay when they accept payments via credit or debit cards. So, when users use their debit cards to make payments or purchases, Envel will earn revenue but there is no charge that is passed on to our users. Interest income will be earned by Envel from pooling all of the deposits and splitting the revenue earned with our banking partner. Envel will also be introducing a number of opt-in products and services that will offer expedited or added value services to the user, which Envel will charge for. In some cases, these additional services may be bundled together to offer a premium service for which Envel will charge its customers a monthly subscription fee.

How is Envel going to attract users?

Our customer acquisition will be driven through user referrals, partnerships and delivering a unique, fun, easy to use App and range of services which users enjoy and which ultimately goes viral through user referrals.. Most people are not happy with their current banking options and the statistics in the US regarding people who cannot properly save money and are caught in a debt trap are alarming. There is also a large segment of the US market that is being underserved and once Envel rolls out its full set of features and services we believe our customer numbers will grow well beyond our initial student and young graduate focus and this growth will largely be organic. Our growth will largely come from students and a new digital savvy generation who have a strong willingness to adopt new technology and have shown an ability to organically grow a product through personal referrals and social media. We will use traditional social media advertising channels and have a strong social media presence, but the other aspect of our go to market strategy is to continue establishing partnerships that service the under-banked segments in the US. This will include partnering with universities, large customer organizations, trade groups, associations, and local businesses.

Who competes with you?

A number of Fintechs and new digital Banks in the US and internationally compete with Envel. We admire many of the disruptive innovations that they have developed to improve the user experience, reduce the cost, improve the speed of payments and deliver better banking, payments and wealth management solutions. Envel differs from these competitors in that it is uniquely set up to solve the budgeting, money management, savings and wealth creation challenges faced by most people using artificial intelligence, behavioral science and its unique approach to user experience and design. Our philosophy is to partner with competitors and service providers that have developed truly exceptional customer solutions and not reinvent the wheel. We have already integrated several of these innovations from Plaid,Pinwheel, Apple, Google and others Into our App – watch this space for other exciting partnerships! Uniquely, our Management team, Board and early investors have all been carefully selected to provide the skills, experience, capital and purpose driven passion needed to build the world's smartest bank account and to help our users improve their financial health.

Are you charging users any fees?

Users can download the Envel app, get a debit card, open up to 99 different accounts, switch on autopilot, transact and transfer funds in and out of Envel at no cost, with no monthly fees and no minimum balance.

No surprises and we offer instant and free money transfers between Envel users. Our user community determines what features we add to our services and our objective is to reduce friction, reduce anxiety and reduce cost to help users

objective is to reduce friction, reduce anxiety and reduce cost to help users achieve their financial goals and dreams! Our philosophy is to provide free basic banking and payments and only charge for added value, opt in services like our stock purchase, crypto, insurance services and international/FX charges levied on us when using our services outside of the US - in most cases users will not see any fees for their daily banking.

What has to go right for Envel to succeed?

Envel must successfully launch a number of innovative products and features already planned for the next 12 months, some of which have already been designed and developed and some of which are currently in user testing. Early trials indicate that some of these services may well be our 'secret sauce' to growing our user base. However, to be the banking revolution that Envel aspires to be, we must continue to listen to user feedback, understand the market and competition, react and execute projects quickly, partner cleverly and continue to push the envelope (excuse the pun!) on what is possible to speed up, reduce cost and friction in banking in the United States and around the world.

When will I get my unique Envel "Owner" Visa Debit Card?

After investing over $500 and successfully opening an Envel account via our app, you'll be issued our standard dayglo orange debit card. Once the WeFunder.com/envel funding round has closed, we'll ship your unique 'Envel Owner' card to you, free of charge.